

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 14, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following series of TRINE ACQUISITION CORP., under the Exchange Act of 1934.

- Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant

- Class A Common Stock, par value $0.0001 per share

- Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.